Coyote Resources, Inc.
5490 Longley Lane
Reno, Nevada 89511

December 30, 2010

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549
Mail Stop 3720

Attn: Larry Spirgel

Re:              Coyote Resources, Inc.
Form 8-K
Filed August 18, 2010, as amended
File No. 000-52512

Dear Mr. Spirgel:

On behalf of Coyote Resources, Inc., a Nevada corporation (the “Company”), and in response to your letter dated December 10, 2010, regarding the Company’s Form 8-K, as amended (“Form 8-K”),  filed December 3, 2010, with the Securities and Exchange Commission (“Commission”), the Company filed Amendment No. 4 to the Form 8-K on or about the date of this letter.  As requested, the Company has keyed the following responses to the comments and requests for information specified in your letter.

Item 1.01

1.  We note the following phrase included throughout this section: “The foregoing description of the [XXX] Agreement is only a summary and is qualified in its entirety by reference to [XXX] Agreement, a copy of which is attached as Exhibit [XXX] to this current report and incorporated herein by reference.” In every location, please revise to state, if true, that you disclose all material terms of the item you are attempting to qualify by reference.

Response:  The Company has revised its disclosure to provide that all materials terms were disclosed in each location following the phrase included throughout this section: “The foregoing description of the [XXX] Agreement is only a summary and is qualified in its entirety by reference to [XXX] Agreement, a copy of which is attached as Exhibit [XXX] to this current report and incorporated herein by reference.”

Debt Repayment Agreement

2.   We note your response to comment one from our letter dated November 12, 2010 and cannot agree with your conclusion that Socially Responsible Wealth Management Ltd. (“SRWM”) is not a promoter. Not only did SRWM provide the initial financing to the shell company in order for the shell to loan it to KMR the next day and acquire the non-producing mining claims but, as you disclose on page three, SRWM also then obtained sole discretion in determining the shell’s use of funds the day after the shell “forgave” the debt pursuant to section 2(c) of the Debt Repayment Agreement and acquired the assets which you assert changed the company’s status from that of a shell corporation. Thus, SRWM would appear to be “acting alone or in conjunction with one or more other persons, directly tak[ing] initiative in founding and organizing the business or enterprise of an issuer.” Please revise your disclosure to identify SRWM as a promoter, disclose the control person(s) of SRWM, and revise your disclosure under “Certain Relationships and Related Party Transactions…” on page 19 to provide the disclosure required under Item 7 of Form 10.

Response: The Company has revised its disclosure to identify SRWM as a promoter and to identify the control person(s) of SRWM.  The Company has also revised its disclosure under “Certain Relationships and Related Party Transactions…” on page 19 to provide the disclosure required under Item 7 of Form 10.

Hopefully, this enclosed response letter and Amendment No. 4 adequately address the issues raised in your comment letter dated December 10, 2010.  Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned.  Thank you.

Sincerely,

Coyote Resources, Inc.

/s/ Earl Abbott
Earl Abbott
Chief Executive Officer

Enclosures